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                           September 6, 2022

       Leah E. Hutton
       Senior Vice President and Deputy General Counsel
       Ocwen Financial Corp
       1661 Worthington Road, Suite 100
       West Palm Beach, Florida 33409

                                                        Re: Ocwen Financial
Corp
                                                            Registration
Statement on Form S-3
                                                            Filed August 30,
2022
                                                            File No. 333-267166

       Dear Ms. Hutton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              John P. Berkery